

November 11, 2016

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: First Trust Senior Floating Rate 2022 Target Term Fund (the "Fund")
File Nos. 333-214125; 811-23199

Dear Mr. Draney:

On October 14, 2016, you filed a registration statement on Form N-2 on behalf of the Fund with respect to an offering of common shares. We have reviewed the registration statement and have provided our comments below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

Cover Page

1. The *Investment Objective* states in part, "[t]he Fund's investment objectives are to seek a high level of current income and to return $9.85 per common share of beneficial interest ("Common Share") of the Fund … per Common Share before deducting offering costs of $0.02 per Common Share ("Original NAV") to holders of Common Shares… on or about February 1, 2022 (the "Termination Date")." Please explain whether, at some point prior to the Termination Date, the objective to seek a "high level" of current income will become secondary to the objective to return the original NAV, and whether the opposite would be true during the first years of operation.

2. In *Investment Strategies*, please:

   a. Briefly explain here what a Senior Loan is.

   b. Revise the second sentence in this section to clarify that Senior Loans are typically of lower credit quality, generally high risk and illiquid.

c. Either here or at an appropriate place within the Prospectus, please explain what a "held to maturity" portfolio is.

d. Finally, please replace the word "migrating" with language explaining simply what the Fund will invest in as it approaches the Termination Date (and how these investments are different from Senior Loans). Please make correlating changes throughout the registration statement.

3. Please explain in correspondence how the Fund will comply with its policy of investing 80% of its Managed Assets in Senior Loans as it approaches the Termination Date. In addition, please explain how the Fund's definition of Managed Assets is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940.

4. In *Use of Leverage*, the disclosure states that "[t]he Fund *initially* anticipates that, under normal market conditions, it will employ leverage through borrowings from banks and other financial institutions [emphasis added]." Is this policy subject to change? If so, will the Fund provide shareholder notice? Please disclose.

Prospectus Summary

5. On page 1, in *Investment Strategies and Policies*, the disclosure states that "Senior Loans are made to U.S. and non-U.S. corporations, partnerships and other business entities… ." Please disclose here that these entities include those located in emerging markets.

6. On page 2, in the second paragraph of *Investment Strategies and Policies*, please explain in plain English the difference between a participation and an assignment.

7. In the last paragraph on page 2, the disclosure states:

> [t]he Fund may use certain credit derivatives to take on additional credit risk and *obtain exposure* to Senior Loans. These instruments, if used, will be considered an investment in Senior Loans for purposes of the Fund's investment policy to invest, under normal market conditions, at least 80% of its Managed Assets in Senior Loans [emphasis added].

a. Please confirm that these credit derivatives, in addition to providing exposure to Senior Loans, will have economic characteristics similar to Senior Loans when included in the Fund's 80% test.

b. Please confirm that these derivatives will be valued at market, and not notional value, for purposes of compliance with Rule 35d-1.

8. In the same paragraph on page 2, the disclosure states credit derivatives, among others, will not exceed 20% of the Fund's Managed Assets. "With respect to this limitation*, the Fund may net derivatives with opposite exposure to the same underlying instrument* [emphasis added]." Please disclose in plain English the meaning of the italicized

language. In general, please avoid the use of technical or legal terms and complex language throughout the registration statement.

9. In the first full paragraph on page 3, the disclosure states the Fund may invest in "below investment grade… corporate debt securities." Please disclose that these are referred to as junk bonds. In general, please disclose throughout the registration statement that these types of securities are known as junk bonds.

10. On page 4, in *Five-Year Term*, the disclosure states, "the Fund's term may be extended, and the Termination Date deferred, for one period of up to six months by a vote of the Board of Trustees. *The Fund's term may not be extended further than one period of up to six months without a shareholder vote* [emphasis added]." May the Fund's term be extended indefinitely with a shareholder vote? Please clarify the disclosure here and throughout the registration statement regarding the extension of the termination of the Fund.

11. On page 18, in *Special Risk Considerations*, there is disclosure of *Preferred Stock Risk and Common Stock and Warrants Risk*. Please disclose preferred stock, common stock and warrants as principal investment strategies of the Fund in *Investment Strategies and Policies*.

12. On page 19, in *Derivative and Other Transactions Risk*, and throughout the registration statement, please review the adequacy of the disclosure concerning the use of derivatives by the Fund and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

13. On page 21, in *New Types of Securities Risk*, the disclosure states that "[f]rom time to time, new types of securities have been, and may in the future be, offered that have features other than those described in this prospectus" and that "[t]he Fund reserves the right to invest in these securities… ." Please delete this disclosure and supplementally confirm that the Fund will not invest in securities that present risks other than those presented in the Fund's current Prospectus without shareholder notice of such risks.

14. On page 24, in *Portfolio Turnover Risk*, the disclosure states that the Fund's "annual portfolio turnover rate … may exceed ____% under normal circumstances." If the Fund's portfolio turnover rate will exceed 100%, please disclose active trading as a principal strategy of the Fund in *Investment Strategies and Policies*. If the Fund's portfolio turnover is anticipated to be less than 100%, please move this risk disclosure to the Statement of Information.

Summary of Fund Expenses

15. The fee table shows "Offering expenses borne by Common Shareholders (as a percentage of offering price)" as "20%." Please replace this amount with ".20%".

16. In the introduction to the Example, please delete items (ii) – (v) as this disclosure is neither permitted nor required under Form N-2.

Portfolio Composition

17. On page 31, in *Portfolio Composition, Senior Loans*, the disclosure states that "[t]he Fund may invest in a Senior Loan by acquiring in the secondary market participations in, assignments of *or novations* of a Senior Loan [emphasis added]." Please describe what "novations of a Senior Loan" are and disclose associated risks.

Statement of Additional Information

18. On page 2, in *Investment Restrictions,* the Fund's *Fundamental Policy* #7 states the Fund may not:

> Purchase the securities of any issuer if, as a result of such purchase, the Fund's investments would be concentrated in any particular industry. However, the Fund may invest 25% or more of its total assets (taken at current value) in securities of issuers having their principal business activities in the same industry *if such investment is not deemed an industry concentration by (i) the 1940 Act and the rules and regulations thereunder, or other successor law governing the regulation of registered investment companies, or interpretations or modifications thereof by the SEC, SEC staff or other authority of competent jurisdiction, or* (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction [emphasis added].

As the 1940 Act does not deem an investment to be an industry concentration, please revise this restriction to state whether the Fund will or will not concentrate in an industry or group of industries.

*　　*　　*　　*　　*　　*　　*　　*

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel